Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-141315
May 1, 2008

The following Article appeared in the April 28, 2008, issue of Asset Securitization Report (Volume 8, Number 17):

TIAA-CREF Markets U.S. Real Estate Fund

Not all real estate investors are sitting on the sidelines as the mortgage market continues to take a beating.

     Some players are actually jumping back into the game and taking a longer-term perspective. These players are benefiting from the buying opportunities that other cash-strapped sellers are offering. One of these parties is TIAA-CREF, which is currently marketing U.S. Real Estate Fund I.

     While leverage buyers are stalled without financing availability, cash buyers like TIAA are taking advantage of market conditions.

     However, new deals for the fund will be few and far between until appraisers finish adjusting the market values of some of these portfolios.

     Fortunately, the fund has an investment raise period of 18 months with a possible six month extension, allowing time for the market to work through valuations.

     “We would like to have a closing as quickly as possible, but in many respects it depends on how many advisors and trust companies deem this a suitable investment for their clients,” said Shawn Paulk, managing director and head of financial advisor distribution at TIAA.

     Initially, the deal was to be solely marketed to investors represented by registered investment advisors (RIA). Now, an investor can buy into the fund through an RIA or a state or federally chartered trust company. Clients must also have a pretty penny, with the investment requiring a $3 million liquid net worth.

     TIAA’s portfolio is a closed-end fund of seven years with three possible one-year extensions that could extend the life to 10 years. A subsidiary, which will be taxed as a REIT, will make almost all of the real estate asset transactions. Included in the U.S Real Estate I offering is a $50 million capital commitment by TIAA as a co-investor in the transaction.The initial minimum investment requirement in the fund is $150,000 per investor, with a maximum capital raise of $300 million.

Right Place, Right Time

     TIAA first began developing this fund around three years ago as an alternative to stocks and bonds for individual investors, said Suman Gera, managing director of global real estate and portfolio manager for the fund.

“We are able to buy assets right now when the market is down and get a kick in the returns.”

     And the results may be worth the wait. Given the current market conditions, TIAA is entering at an opportune time. “We are able to buy assets right now when the market is down and get a kick in the returns,” Gera said. TIAA-CREF’s real estate group has managed through economic and market cycles before and believes that commercial real estate performance is best measured over a long-term horizon.

     Indeed, TIAA may gain from others’ losses in the sector, including those on the CMBS side, which has recently come under pressure from predictions of rising delinquencies. However, this might have a positive effect for the fund since cash-strapped sellers will try to unload at relatively higher cap rates.

     Gera noted that there could be good opportunities to invest in core assets. “We are seeing some of these coming to market, especially if the seller has a balloon payment that is coming due or a bridge loan that he has to pay off and cannot,” she said.

Fashioning at a Low Cost

     Thus far, interest has been strong, Paulk said. “We believe [clients] want exposure to direct real estate in a low-cost fashion, which is what we have tried to design here.”

     While no investments have been made yet, Gera has the ability to invest TIAA’s $50 million equity portion with 50% to 70% leverage, which could create $100 million to $150 million in investment capital even before the first closing at $150 million, she noted.

     The fund is allowed 50% leverage on a portfolio level and can use up to 70% leverage on a per property basis. This could make the fund about $700 million if capital is fully raised and all properties numbers are fully leveraged up, Paulk noted.

     TIAA will focus its investments primarily in office, retail, industrial and multifamily type-A assets that include high occupancy levels, low near-term vacancy rates, credit-worthy tenants and quality cash flows.

     Currently, there are no plans to target specific geographic locations, but the market and property selection process will take into account such factors as the local economic outlook, the construction pipeline and the volatility of the local economic base.

     “If there is too much construction going on in one segment of the market, there might be too much supply and we know that fundamentally it might not be the right place to be, so we will shy away from that market,” Gera said. — GS

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or the broker participating in the offering will arrange to send you the prospectus if you request it by calling Teachers Personal Investors Services, Inc. toll-free at 1-888- 842-0318, Option 3.

Some of the statements that the Article attributes to persons made on behalf of the issuer are “forward-looking statements.” Forward-looking statements include those having forward-looking terminology such as “believes,” “expects,” “may,” “will,” “would,” “could,” “should,” “seeks,” “intends,” “plans,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. Forward-looking statements also include discussions of strategy, plans, intentions or ability. The forward-looking statements contained in the Article reflect beliefs, assumptions and expectations of future performance, taking into account information currently available to the issuer. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to the issuer. If a change occurs, the issuer’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to the issuer. For more information regarding risks that may cause the issuer’s actual results to differ materially from any forward-looking statements, refer to the section of the prospectus entitled “Risk Factors.”